Dykema Gossett PLLC Franklin Square, Third Floor West 1300 I Street N.W. Washington, DC 20005

www.dykema.com

Tel: (202) 906-8600 Fax: (202) 906-8669

Aneal Krishnamurthy Direct Dial: (202) 906-8741 Email: aneal@dykema.com
March 24, 2009
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 13, 2009) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were delivered to Ms. Betsy Anne Seel via postal mail on March 13, 2009, with respect to the post-effective amendment to the registration statement on Form N-1A (the “Registration Statement”) of John Hancock Trust (“JHT” or “Registrant”) which was filed with the Commission via EDGAR on February 13, 2009. Capitalized terms used herein have the meanings given them in the Registration Statement; page references are to the EDGAR filing.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Securities Act of 1933.
Comment 1. General: Although the funds may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934, please supplementally confirm that the funds will post their proxy materials on the internet as required by the Rule. See Shareholder Choice Regarding Proxy Materials, Investment Company Act Release No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also, Internet Availability of Proxy Materials, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007) available at http://www.sec.gov/rules/final/shtml.
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Allison White, Esq.
March 24, 2009

Response: Registrant confirms that it will post the funds’ proxy materials on the internet.
Comment 2. Table of Contents: Please include page numbers in the Table of Contents.
Response: Registrant will include the page numbers in the Table of Contents.
Comment 3. Fund Descriptions, pages 1-5: Please remove or relocate this information. General Instructions 3(a)-(c) of Form N-1A state that you must disclose the information required by Items 2 and 3 in numerical order at the front of the prospectus and not precede it by any other information.
Response: The Fund Descriptions section provides readers with general information regarding the layout and contents of the prospectus and acts as a companion to the table of contents. This information is generic in nature and is intended to help the average investor navigate the prospectus more effectively. The risk/return summary required in response to Items 2 and 3 of Form N-1A is not preceded by information responsive to any other Items of the form other than the cover page and table of contents. The Registrant believes inclusion of the Fund Descriptions section, which is common industry practice, will be helpful to the average investor and that inclusion of such information in no way detracts from the information in the risk/return summary of the funds. The information in this prospectus will eventually be incorporated into JHT’s combined prospectus, which contains more than 120 funds and has a similar format.
Comment 4. Example of Expenses for Each Fund, pages 7-8: For clarity, please list the funds in this section in the same order as you have listed them in the fee tables on page 6.
Response: Registrant will list the funds in the same order as they are listed in the fee tables.
Comment 5. Balanced Trust, pages 9-11:
     a. Under “Investment Strategies”, please disclose that below investment grade debt securities are commonly known as “junk bonds.”
     Response: Registrant will make the requested disclosure.
     b. Please revise the “Equity Allocation” disclosure using plain English principles. The use of jargon, for instance, makes the section lengthy and hard to follow. Please be concise and clear in your discussion. See, for example, the following words and phrases which are repeated unnecessarily: fundamental [financial fundamentals, fundamental research (2 times), fundamental analysis, company fundamentals, fundamental prospects); bottom-up [bottom up analysis; bottom up manner, bottom-up stock selection], top-down [top-down quantitative strategies, top-down prospects]; quantitative [quantitative strategies, quantitative models, quantitative criteria]; and value [value approach (2 times), undervalued, value styles, underlying
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Allison White, Esq.
March 24, 2009

values, valuation, value-oriented approach, value styles of investing]. Please also define the following phrases: capital usage; earnings quality; global team of investment analysts (does this mean the analysts are from all over the world? they don’t seem to be); disciplined portfolio construction process; and industry sector.
     Response: Registrant will revise the “Equity Allocation” disclosure as requested.
     c. Under “Fixed-Income Allocation” please define/specify what you mean by: sector analysis; credit research; swaption; and “quantitative and qualitative criteria.”
     Response: Registrant will revise the “Fixed Income Allocation” disclosure to include the requested definitions.
Comment 6. International Index Trust, pages 12-13: Please define “stock index futures.”
Response: Registrant will define the term “stock index futures” as requested.
Comment 7. Funds of Funds — Core Fundamental Holdings Trust, Core Global Diversification Trust, Core Allocation Trust, Core Balanced Trust and Core Disciplined Diversification Trust, pages 14-21:
     a. The disclosure for all 5 funds of funds is almost identical. Please revise each discussion so that it is specific to the particular fund being described. In addition, please provide as specific a projection as possible as to the percentage of each fund’s assets which will be allocated to fixed income, equity and foreign securities.
     Response: Registrant will revise the disclosure for the 5 funds of funds as requested.
     b. For each fund, the first time you mention below investment grade debt securities, please disclose that these are commonly known as “junk bonds.” (See comment 5a)
     Response: Registrant will make the requested disclosure for each fund.
     c. We note your statement that the Core Allocation Trust may invest a substantial portion of its assets in the Core Allocation Plus Trust. Please advise whether the Core Allocation Plus Trust is a fund of funds, and, if so, provide the authority for a fund of funds to invest in another fund of funds.
     Response: The Core Allocation Plus Trust is not a fund of funds.
Comment 8: Mortgage- and Asset-Backed Securities risk, pages 29-30: If the fund has or may have exposure to subprime loans, please disclose this and discuss the associated risks.
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Allison White, Esq.
March 24, 2009

Response: The funds will not have any direct exposure to subprime loans. However, all of the funds have exposure to the bond market, which might include some exposure to subprime loans. Registrant believes that the risks of the bond market are adequately covered under “fixed income securities risk” on page 25.
Comment 9. Management of JHT — Advisory Arrangements, pages 33-34:
     a. Please define the term Adviser in this section. See Item 5(a)(1)(i) of Form N-1A.
     Response: Registrant will define the term Adviser in this section.
     b. Rather than referring the reader to Appendix A, please disclose the advisory fee schedule in this section. See Item 5(a)(1)(ii) of Form N-1A.
     Response: Registrant notes that Form N-1A does not specify where the advisory fee schedule needs to be disclosed in the prospectus. Registrant believes that an appendix is an appropriate place for the disclosure and respectfully declines to change its approach.
Comment 10. SAI — The Advisory Agreements, page 47: Please define the term Adviser in this section.
Response: Registrant will define the term Adviser in this section.
Comment 11. Subadvisory Agreements, pages 49-50
     a. Please separately discuss each of the 7 subadvisory agreements. It is unclear why you have “lumped” them together as one.
     Response: The 7 subadvisory agreements are substantially the same, except for the subadvisory fees paid under the agreements and the identities of the subadvisers. Registrant does not believe that there is any additional benefit in repeating the same disclosure seven times and respectfully declines to change its approach.
     b. Please disclose the subadvisory fee rate under each subadvisory agreement. See Item 14(a)(3) of Form N-1A. Also, you state on page 50 that “[n]o subadvisory fees were paid to any subadviser for the year ended December 31, 2007 because neither Fund had commenced operations during that year.” Please update and correct the sentence.
     Response: Item 14(a)(3) requires disclosure of the “method of calculating the advisory fee,” which Registrant has disclosed in Appendix A. In the adopting release for the 1998 amendments to Form N-1A (IC-23064), the Commission stated that “Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund” (emphasis added). Registrant is not
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Allison White, Esq.
March 24, 2009

aware of any guidance suggesting that the subadvisory fee rate be disclosed in the SAI. Therefore, Registrant respectfully declines to disclose the subadvisory fee rate under each subadvisory agreement in the SAI.
Registrant will update and correct the sentence regarding no subadvisory fees being paid.
     c. With respect to your statement on page 50 that “[f]or information regarding the individual portfolio managers who manage the assets of the Funds on behalf of their respective subadvisers, see Appendix III to this SAI,” please change III to II.
     Response: Registrant will change “III” to “II.”
Comment 12. SAI Appendix II — MFC Global Investment Management (U.S.A.) Limited -Potential Conflicts of Interest: The portfolio manager disclosure provides a description of the kinds of conflicts that a portfolio manager could have, however, it does not describe any actual conflicts of interests that apply to specific portfolio managers due to their particular accounts. The adopting release implementing the portfolio manager disclosure requirements indicates that the conflicts of interest disclosure is intended to be specific to each portfolio manager based on the accounts that manager holds. See IC-26533. Please revise the conflicts of interest discussion to address concrete conflicts of interest affecting the named portfolio managers of these funds. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-lA and Adopting Release IC-26533.
Response: Registrant will revise the disclosure to comply with requirements of Item 15(a)(4) of Form N-1A.
Comment 13. Part C — Exhibits, pages 23-32: It is unclear why you have repeated part of the exhibit index on these pages. Please advise or revise.
Response: Registrant will revise Part C to delete the duplicative repetition of the exhibit index.
Comment 14. Tandy Representation: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
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Allison White, Esq.
March 24, 2009

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
JHT acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is its responsibility. JHT also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement. JHT represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 202-906-8741 or Bruce W. Dunne of this office at 202-906-8712 if you have any questions.
Very truly yours,
Dykema Gossett pllc
/s/ Aneal Krishnamurthy
Aneal Krishnamurthy
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